FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2007

Commission File Number 1-15224

Energy Company of Minas Gerais

(Translation of Registrant’s Name Into English)

Avenida Barbacena, 1200

30190-131 Belo Horizonte, Minas Gerais, Brazil

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒   Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    ☐   No    ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Index

Item	Description of Item

1.	Minutes of the 385th Meeting of the Board of Directors, June 20, 2006

2.	Minutes of the 387th Meeting of the Board of Directors, July 27, 2006

3.	Summary Minutes of the 392nd Meeting of the Board of Directors, September 14 and September 27, 2006

4.	Summary Minutes of the 398th Meeting of the Board of Directors, December 14, 2006

5.	CEMIG Distribuição S.A. – Summary of Principal Decisions, February 8, 2007

6.	CEMIG Geração E Transmissão S.A. – Summary of Principal Decisions, February 8, 2007

7.	Extract from the Minutes of the 395th Meeting of the Board of Directors, November 8, 2006

8.	Extract from the Minutes of the 402nd Meeting of the Board of Directors, January 23, 2007

9.	CEMIG – 2006 Results – Video Webcast and Conference Call Announcement

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

Listed Company - CNPJ 17.155.730/0001-64 - NIRE 31300040127

Minutes of the 385th meeting of the Board of Directors.

Date, time and place: June 20, 2006 at 10 a.m. at the company’s head office, Av. Barbacena 1200, 18th Floor, Belo Horizonte, Minas Gerais, Brazil.

Meeting committee: Chairman – Wilson Nélio Brumer; Secretary: Ary Ferreira Filho.

Summary of proceedings:

I-                                        The Board approved the Minutes of this meeting.

II-                                    The Board approved release of the payments to the employees who accepted the program for Indemnity for the Time of Service (Anuênio) payment, implemented by the Executive Board, conditional upon adaptation of the current budgets of Cemig H, Cemig D and Cemig GT to ensure that the necessary funds for the program are available, and its economic viability; also conditional on establishment of complementary conditions to be decided by the Executive Board, to ensure the legality of the program; a statement to be issued on the date of this meeting to the employees stating the conditions for release of the payments decided at this meeting. Once the conditions for feasibility of the program have been met, authorization is given to file legal actions to protect the interests of the companies and the employees in relation to tax questions, including, in the case of income tax, questions in relation to deposit or payment of the amounts demandable, with subsequent actions to reclaim.

III-        The following spoke on general matters and business of interest to the Company:

The Vice-chairman;
Board Members:	Andréa Paula Fernandes Pansa, Carlos Augusto Leite Brandão, Evandro Veiga Negrão de Lima, Haroldo Guimarães Brasil, José Augusto Pimentel Pessôa;
Director:	Heleni de Mello Fonseca, Director;
Superintendents:	Ricardo Luiz Diniz Gomes, Manoel Bernardino Soares.

The following were present:
Board Members:

Wilson Nélio Brumer, Djalma Bastos de Morais, Aécio Ferreira da Cunha, Andréa Paula Fernandes Pansa, Alexandre Heringer Lisboa, Carlos Augusto Leite Brandão, Evandro Veiga Negrão de Lima, Francelino Pereira dos Santos, Haroldo Guimarães Brasil, José Augusto Pimentel Pessôa, Maria Estela Kubitschek Lopes, Nilo Barroso Neto, Wilton de Medeiros Daher, Lauro Sérgio Vasconcelos David, Fernando Lage de Melo and Franklin Moreira Gonçalves;

Director:	Heleni de Mello Fonseca;
Superintendents:	Ricardo Luiz Diniz Gomes, Manoel Bernardino Soares;
Secretary:	Ary Ferreira Filho.

Ary Ferreira Filho

Minutes of the 387th meeting of the Board of Directors.

Date, time and place: July 27, 2006 at 9 a.m. at the company’s head office, Av. Barbacena 1200, 18th Floor, Belo Horizonte, Minas Gerais, Brazil.

Meeting committee: President – Wilson Nélio Brumer; Secretary – Ary Ferreira Filho.

Summary of proceedings:

I -                                     The Board approved:

a)                                      Review of the budget for 2006, prepared at current prices, including the specified budgets, targets and results, also authorizing the Executive Board to establish internal actions with a view to:

•                  restraining the capital investment budget by 10%, except for the investment in acquisitions of Light and TBE;

•                  achieving a consolidated result for 2006 returning to the values initially envisaged in the Strategic Plan;

•                  presenting to the Board of Directors a new estimate for execution of the budget for 2006, in October; and

•                  maintaining the corporate guidelines for execution of the budgets, contained in Part III of the 2006 Annual Budget unchanged, namely those approved at the 368th meeting of this Board of Directors, on December 21, 2005, as per CRCA-078/2005;

b)                                     the Minutes of this meeting.

II -                                 The Board authorized:

a)                                      filing of a legal action to annul the penalty payment applied by Aneel arising from Infringement Notice 007/2002-SFF/ANEEL, referring to constitution of legally independent companies for commercial operation of the distribution, transmission and generation activities;

b)                                     contracting of Banco ItaúBBA, in proceedings exempt from tender, with legal basis to be defined through the due Administrative Proceeding specified by Law 8666/93, for the structuring of a financial transaction with a view to transforming the parts of the subordinated units of “CEMIG – Fundo de Investimento em Direitos Creditórios CONTA CRC”, in the amount of R$ 600 million, into a new class of units, with minimum total maturity of 11 years, remuneration limited to 107% of the CDI rate (to be ascertained in a bookbuilding process) and co-obligation of CEMIG, for their placement in the market, a structuring fee being payable to the Bank of a percentage to be paid on the date of the disbursement. Other expenses associated with the transaction correspond to all the operational costs involved, including but not limited to Counsel, a rating agency, publications and registries with the CVM and with ANBID;

c)                                      calling of a general meeting of unit holders of the fund mentioned in item II, sub-item “b”, above, for proposal of an amendment to its Regulations, transforming parts of the subordinated unit held by Cemig into a new class of units, with minimum total maturity of 11 years, remuneration limited to 107% of the CDI rate (to be ascertained by a bookbuilding process) and co-obligation of Cemig, with a view to their placement in the market;

d)                                     Amendment to the Private Agreement for Assignment and Acquisition of Credit Rights signed between Cemig and the fund mentioned in item II, sub-item “b” on January 23, 2006, to provide for a new table of “minimum values of the credit rights during the initial period”, referring to the new units and to the extension of Cemig’s co-obligation as a function of these new units;

e)                                      carrying out of the process of public offering to qualified investors, in minimum lots to be established by Cemig, of the group of new units, with a minimum total maturity of 11 years, remuneration limited to 107% of the CDI (to be ascertained in a bookbuilding process) and co-obligation of Cemig, offering to Banco ItaúBBA and to Banco Bradesco S.A., due to their being owners of the senior units, the right to acquire new units, provided that the remuneration is that obtained in the bookbuilding process; such portion as is not acquired by these banks being shared out between the investors in the proportion of the amounts offered and taken into consideration for the definition of the remuneration rate in the bookbuilding process;

f)                                        signing of all the legal instruments necessary for putting into practice the decisions mentioned in sub-items “b”, “c”, “d” and “e” of item II, above;

g)                                     signing of a loan transaction between Cemig GT (Lender) and Cemig (Borrower), as follows:

•	Objective:

to honor the undertakings assumed by Cemig in the Contract for Purchase and Sale of shares in Empresa Amazonense de Transmissão de Energia S.A., Empresa Paraense de Transmissão de Energia S.A., Empresa Catarinense de Transmissão de Energia S.A., Empresa Norte de Transmissão de Energia S.A. and Empresa Regional de Transmissão de Energia S.A., approved by CRCA-026/2006;

•	Charges:	Equal to those of the loan now being contracted by Cemig GT, with Cemig undertaking to pay to Cemig GT the costs of the CPMF and the IOF taxes on the transaction;
•	Tenor:	Maximum of 90 days;
•	Amortization:	At the end of the period;
•	Guarantee:	Obligatory dividends/interest on equity to be paid by Cemig GT to Cemig;
•	Early maturity:	Cemig may repay the loan early;

h)                                     immediate cancellation of the debentures issued under the Private Deed of the 3rd Public Issue of Non-Convertible Debentures of Cemig, single series, without guarantee nor preference, signed on June 14, 2004, after the completion of the process of Obligatory Exchange of these debentures for those of the 1st issue of Cemig Distribuição S.A., as specified in Clause VII of the Deed of the 3rd Issue of Cemig.

III -                           The Board re-ratified CRCA-019/2006, changing the period of annual paid leave for the Chief Distribution and Sales Officer from November 7 to 14, 2006 to July 22 to 29, 2006, the other decisions of that CRCA remaining unchanged.

IV -                             The item on contracting of modeling of a services site within the company’s facilities to provide document production services was withdrawn from the agenda.

VI -          The following spoke on general matters and business of interest to the company:

The Chairman;
the Vice-Chairman;
Board Members:

Andréa Paula Fernandes Pansa, Carlos Augusto Leite Brandão, Evandro Veiga Negrão de Lima, Haroldo Guimarães Brasil, José Augusto Pimentel Pessôa, Wilton de Medeiros Daher and Alexandre Heringer Lisboa;

Director:	Flávio Decat de Moura;
Superintendents:	Pedro Carlos Hosken Vieira and Manoel Bernardino Soares, João Batista Zolini Carneiro, Assistant to the Executive Board;
Managers:	Paulo Eduardo Pereira Guimarães, Carlos Augusto Reis de Oliveira.

The following were present:

Board Members:

Wilson Nélio Brumer, Djalma Bastos de Morais, Aécio Ferreira da Cunha, Andréa Paula Fernandes Pansa, Alexandre Heringer Lisboa, Antônio Adriano Silva, Carlos Augusto Leite Brandão, Evandro Veiga Negrão de Lima, Francelino Pereira dos Santos, Haroldo Guimarães Brasil, José Augusto Pimentel Pessôa, Nilo Barroso Neto, Wilton de Medeiros Daher, Luiz Henrique de Castro Carvalho and Fernando Lage de Melo;

Director:	Flávio Decat de Moura;
Superintendents:	Pedro Carlos Hosken Vieira, Manoel Bernardino Soares; João Batista Zolini Carneiro, Assistant to the Executive Board;
Managers:	Paulo Eduardo Pereira Guimarães, Carlos Augusto Reis de Oliveira;
Secretary:	Ary Ferreira Filho.

Ary Ferreira Filho

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

Listed Company – CNPJ 17.155.730/0001-64 - NIRE 31300040127

Summary Minutes of the 392nd meeting of the Board of Directors.

Date, time and place: begun on 14 September 2006, at 9:30am, and finalized on 27 September 2006, at 8am, at the Company’s head office, Av. Barbacena, 1200, 18th floor, Belo Horizonte, Minas Gerais, Brazil.

Meeting committee: Chairman: Wilson Nélio Brumer / Secretary: Ary Ferreira Filho.

Summary of events:

I – The Board approved the minutes of this meeting.

II – The Board authorized: a) presentation to Citibank Global Market Inc. of a new binding proposal to acquire 39% of common shares in the Norte Fluminense S.A-NF hydro energy plant, owned by EDF International S.A.-EDFI, including the option for partners to participate with CEMIG. If it wins the sale process, CEMIG and the partners should assume the rights and obligations of EDFI in the Stockholders’ Agreement between EDFI and Petrobrás, including first-refusal and tag-along rights; and b) signature of the Memorandum of Understanding with Termogas S.A. and Brascan Brasil Ltda. to (i) establish a partnership aimed at developing studies to build a natural gas pipeline to serve the states of Minas Gerais, Goiás and the Federal District; (ii) to regulate the participation of CEMIG and Brascan Brasil Ltda. in the capital stock of Transportadora de Gás do Brasil Central-TGBC, which will be responsible for implementing and exploring the Project; and (iii) establishing the principles that shall govern the relationship between the Parties as stockholders of TGBC, which should be reflected in the Stockholders’ Agreement to be signed in parallel with the entry of CEMIG and Brascan Brasil Ltda. into the capital stock of TGBC. The Memorandum of Understanding will take effect on the date of its signature, and will be valid until one of the following events occurs, whichever happens first: the date of entry of Brascan Brasil Ltda. and CEMIG into the capital stock of TGBC; the Parties’ signing of contractual instruments, replacing the abovementioned Memorandum of Understanding; or, a period of 360 (three hundred and sixty) days lapses without any of the above-mentioned events being observed – with this 360-day period extendable via agreement by both Parties.

III – The Board Member Wilton de Medeiros Daher voted against the items related to the new binding proposal to acquire a stake in the Norte Fluminense S.A-NF hydro energy plant (owned by EDF International S.A.-EDFI) and to signing the Memorandum of Understanding, mentioned in item II, sub-items “a” and “b”, respectively.

IV – The Chairman; the Vice-Chairman; the Board Members Andréa Paula Fernandes Pansa, Carlos Augusto Leite Brandão, Evandro Veiga Negrão de Lima, Haroldo Guimarães Brasil, José Augusto Pimentel Pessôa and Wilton de Medeiros Daher; and, the Directors Flávio Decat de Moura and Celso Ferreira made comments on general subjects and matters of interest to the Company.

The following were present: Board Members Wilson Nélio Brumer, Djalma Bastos de Morais, Andréa Paula Fernandes Pansa, Alexandre Heringer Lisboa, Carlos Augusto Leite Brandão, Evandro Veiga Negrão de Lima, Francelino Pereira dos Santos, Haroldo Guimarães Brasil, José Augusto Pimentel Pessôa, Nilo Barroso Neto, Wilton de Medeiros Daher, Eduardo Lery Vieira, Lauro Sérgio Vasconcelos David, Luiz Henrique de Castro Carvalho and Fernando Lage de Melo; Flávio Decat de Moura and Celso Ferreira, Directors; and Ary Ferreira Filho, Secretary.

Ary Ferreira Filho

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

Listed Company – CNPJ 17.155.730/0001-64 – NIRE 31300040127

Summary Minutes of the 398th meeting of the Board of Directors.

Date, time and place: 14 December 2006, at 9:30am, at the Company’s head office, Av. Barbacena, 1.200, 18th floor, in Belo Horizonte, Minas Gerais.

Meeting committee: Chairman: Wilson Nélio Brumer / Secretary: Anamaria Pugedo Frade Barros.

Summary of events:

I – The Board approved the minutes of this meeting.

II – The Board granted the Chairman paid leave-of-absence (in the period 15 December 2006 to 13 January 2007).

III – The item related to the 2007 Budget Proposal was struck from the agenda.

IV – The Chairman; the Vice-Chairman; the Board Members Andréa Paula Fernandes Pansa, Carlos Augusto Leite Brandão, Evandro Veiga Negrão de Lima, Haroldo Guimarães Brasil, José Augusto Pimentel Pessôa and Wilton de Medeiros Daher; the Director Flávio Decat de Moura; the Superintendent Pedro Carlos Hosken Vieira; and, the Board Assistant João Batista Zolini Carneiro made comments on general subjects and matters of interest to the Company.

The following were present: Board Members Wilson Nélio Brumer, Djalma Bastos de Morais, Andréa Paula Fernandes Pansa, Alexandre Heringer Lisboa, Carlos Augusto Leite Brandão, Evandro Veiga Negrão de Lima, Francelino Pereira dos Santos, Haroldo Guimarães Brasil, José Augusto Pimentel Pessôa, Maria Estela Kubitschek Lopes, Nilo Barroso Neto, Wilton de Medeiros Daher, Lauro Sérgio Vasconcelos David, Fernando Lage de Melo e Luiz Henrique de Castro Carvalho; Flávio Decat de Moura, Director; Pedro Carlos Hosken Vieira, Superintendent; João Batista Zolini Carneiro, Board Assistant; and, Anamaria Pugedo Frade Barros, Secretary.

Anamaria Pugedo Frade Barros

CEMIG DISTRIBUIÇÃO S.A.

Listed company – CNPJ 06.981.180/0001-16

Summary of principal decisions

At its meeting held on February 8, 2007 the Board of Directors of CEMIG Distribuição S/A made the following decisions:

1.               Technical feasibility study for accounting postings of tax credits.

2.               Change in the number of the permission document signed with Companhia de Saneamento de Minas Gerais – Copasa.

3.               Project nº 1605/06 – Energy Efficiency Improvement Program – 2005/2006 cycle.

4.               Signing of a working agreement with Cemig and the municipality of Montes Claros.

CEMIG GERAÇÃO E TRANSMISSÃO S.A.

Listed company – CNPJ 06.981.176/0001-58.

Summary of principal decisions

At its meeting held on February 8, 2007 the Board of Directors of CEMIG Geração e Transmissão S/A decided as follows:

1.               Technical feasibility study for accounting postings of tax credits.

2.               Signing of the 10th amendment to the transmission services provision contract with the National System Operator – ONS.

3.               Signing of the 6th amendment to the transmission services provision contract with the National System Operator – ONS.

4.               Signing of a working agreement with the Military Police of the State of Minas Gerais.

5.               Sub-rental of an area in the Júlio Soares Building to Cemig PCH S.A..

6.               Sub-rental of an area in the Júlio Soares Building to Sá Carvalho S.A..

7.               Sub-rental of an area in the Júlio Soares Building to Usina Termelétrica Barreiro S.A..

8.               Sub-rental of an area in the Júlio Soares Building to Horizontes Energia S.A..

9.               Sub-rental of an area in the Júlio Soares Building to Usina Térmica Ipatinga S.A..

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

Listed Company - CNPJ 17.155.730/0001-64 - NIRE 31300040127

Extract from minutes of the 395th meeting of the Board of Directors

Date, time and place:	November 8, 2006, at 9.30 a.m., at the company’s head office, at Av. Barbacena 1200, 18th Floor, Belo Horizonte,
Minas Gerais, Brazil
Meeting Committee::	Chairman: Wilson Nélio Brumer;
Secretary: Anamaria Pugedo Frade Barros

Summary of events:

I - The Board approved the minutes of this meeting.

II - The following presentations were given:

- preliminary presentation of the revised initial guidance for the period covering 2006-2010;

- presentation of the legal contingencies of the company as both creditor and debtor, involving court and administrative matters,

highlighting legal actions, regulatory proceedings, civil liability matters, environmental, social security and administrative civil matters, and labor-law matters; and

- presentation of the result for the third quarter of this year, and the consolidated results of the last two years.

III- The following spoke on general matters and business of interest to the company:

The Vice-chairman;

Board members Andréa Paula Fernandes Pansa, Carlos Augusto Leite

Brandão, Evandro Veiga Negrão de Lima, Haroldo Guimarães Brasil

and José Augusto Pimentel Pessôa; Flávio Decat de Moura, Director;

Pedro Carlos Hosken Vieira and Manoel Bernardino Soares,

Superintendents; Luiz Fernando Rolla, Assistant to the Executive

Board; and Eliana Soares da Cunha Castello Branco, Energy Risks

Analyst.

        The following were present:

Board members Wilson Nélio Brumer, Djalma Bastos de Morais,

Aécio Ferreira da Cunha, Andréa Paula Fernandes Pansa, Alexandre

Heringer Lisboa, Carlos Augusto Leite Brandão, Evandro Veiga

Negrão de Lima, Francelino Pereira dos Santos, Haroldo Guimarães

Brasil, José Augusto Pimentel Pessôa, Maria Estela Kubitschek

Lopes, Nilo Barroso Neto, Lauro Sérgio Vasconcelos David,

Fernando Lage de Melo, Franklin Moreira Gonçalves and Luiz

Henrique de Castro Carvalho;

Flávio Decat de Moura, Director;

Pedro Carlos Hosken Vieira and Manoel Bernardino Soares,

Superintendents;

Luiz Fernando Rolla, Assistant to the Executive Board;

Eliana Soares da Cunha Castello Branco, Energy Risks Analyst; and

Anamaria Pugedo Frade Barros, Secretary.

Anamaria Pugedo Frade Barros

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

Listed company – CNPJ 17.155.730/0001-64 – NIRE 31300040127

Extract from minutes of the 402nd meeting of the Board of Directors

Date, time and place:	January 23, 2007, at 9.30 a.m., at the company’s head office, Av. Barbacena 1200, 18th Floor, Belo Horizonte, Minas Gerais.

Meeting Committee:	Chairman: Wilson Nélio Brumer; Secretary: Anamaria Pugedo Frade Barros.

Summary of events:

I-   The Board approved the minutes of this meeting.

II -                                 The Board authorized opening of a Tender, preceded by prequalification of bidders, and contracting of a stockholder facility, for twelve months,

extendable by contractual amendment for up to forty-eight months, with a maximum limit of sixty months.

III -        The Board approved the company entering into a working agreement with the Minas Gerais State Council for Children’s and Adolescent’s Rights for

passthrough to that Council of an amount arising from the donations to the

Infancy and Adolescence Funds (FIAs) by the employees of Cemig, for a period of ten months.

IV-         The following spoke on general matters and business of interest to the company:

The Vice-chairman;

and

Board members Andréa Paula Fernandes Pansa, Carlos Augusto Leite

Brandão, Evandro Veiga Negrão de Lima, Haroldo Guimarães Brasil

and José Augusto Pimentel Pessôa.

The following were present:

Board members Wilson Nélio Brumer, Djalma Bastos de Morais,

Aécio Ferreira da Cunha, Andréa Paula Fernandes Pansa, Alexandre

Heringer Lisboa, Carlos Augusto Leite Brandão, Evandro Veiga

Negrão de Lima, Francelino Pereira dos Santos, Haroldo Guimarães

Brasil, José Augusto Pimentel Pessôa, Maria Estela Kubitschek

Lopes, Nilo Barroso Neto, Wilton de Medeiros Daher, Lauro Sérgio

Vasconcelos David, Fernando Lage de Melo and Luiz Henrique de

Castro Carvalho; and

Anamaria Pugedo Frade Barros, Secretary.

Anamaria Pugedo Frade Barros

CEMIG – 2006 RESULTS

Video Webcast and Conference Call

CEMIG

(Bovespa - CMIG3, CMIG4; NYSE - CIG; Latibex - XCMIG)

invites you to the

video webcast and conference call

to present its

2006 results,

on

March 8, 2007, at 11:00 am

(Eastern time)

Presentations by:

Wilson Nélio Brumer

Chairman of the Board

Djalma Bastos de Morais

Chief Executive Officer

Luiz Fernando Rolla

Chief Financial and Investor Relations Officer

Agostinho Faria Cardoso

Investor Relations Officer

In Portuguese and English (simultaneous translation)

To participate

- in the video webcast, use

http://cemig.infoinvest.com.br

- in the conference call, phone:

+55 11 – 4688 6301

Playbacks:

Video webcast: http://cemig.infoinvest.com.br

Click on the banner and download - Available for 90 days

Conference call: Phone: (55 11) 4688-6225 ;

Participants’ password: 455 - Available March 8–16, 2007

Any questions, please contact Patrícia Nobre: +55 31 – 3299 3930.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA ENERGETICA DE MINAS GERAIS – CEMIG

	By:	/s/ Luiz Fernando Rolla
		Name:	Luiz Fernando Rolla
		Title:	Chief Financial Officer and Investor Relations Officer

Date: February 15, 2007